UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 811-22708

(Check one) [ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN

[X] Form N-CSR

For Period Ended: June 30, 2025

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Brown Advisory Funds
Full Name of Registrant

Former Name if Applicable

901 South Bond Street, Suite 400
Address of Principal Executive Office (Street and Number)

Baltimore, Maryland 21231
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form N-CSR relating to its separate investment series, the Brown Advisory Emerging Markets Select Fund (the “Fund”), for the fiscal period ended June 30, 2025 in the prescribed time period without unreasonable effort or expense because the Registrant has not yet determined the precise impact of an identified error in the accounting for the accrual of foreign capital gains taxes on net unrealized capital gains relating to securities of issuers in India.  The Registrant is assessing the impact to the current financial statements of the Fund, as well as previously issued financial statements, and currently expects that the Fund’s current and previous financial statements for certain periods will be corrected.  While the Registrant continues to work on resolving the issue, the Registrant was unable to transmit the Fund’s annual report for the fiscal period ended June 30, 2025 to Fund shareholders within the timeframe prescribed by Rule 30e-1(c) under the 1940 Act.  The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date and will transmit the Fund’s annual report to shareholders upon completion of the report included in the Fund’s Form N-CSR.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carey Buxton	(410)	537-5400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes  [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brown Advisory Funds
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2025	By /s/Carey J. Buxton
Name: Carey J. Buxton
Title: Senior Vice President

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ADDENDUM TO PART IV(3)

The Registrant is currently determining the exact accruals of foreign capital gains taxes on net unrealized capital gains relating to securities of issuers in India noted in Part III and the impact of those on the Registrant’s financial statements over the relevant period.  The Registrant anticipates that the N-CSR for prior periods will reflect changes to the Statement of Assets and Liabilities, Statement of Operations, Statement of Changes in Net Assets and to certain Financial Highlights for the prior periods presented.